EXHIBIT 99.12

Rio Tinto

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Rio Tinto PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)	
Non-UK issuer	
2. Reason for the notification (please mark the appropriate box or boxes with an "X")	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments	
An event changing the breakdown of voting rights	
Other (please specify)[iii]:	
3. Details of person subject to the notification obligation[iv]	
Name	AustralianSuper Pty Ltd
City and country of registered office (if applicable)	Melbourne, Australia
4. Full name of shareholder(s) (if different from 3.)[v]	
Name	JPMorgan Nominees Australia Ltd
City and country of registered office (if applicable)	Sydney, Australia
5. Date on which the threshold was crossed or reached[vi]:	07/10/2025
6. Date on which issuer notified (DD/MM/YYYY):	09/10/2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer[vii]
Resulting situation on the date on which threshold was crossed or reached	4.014773%		4.014773%	50,351,535
Position of previous notification (if applicable)	3.009337%		3.009337%	37,704,651

Notice to ASX/LSE

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached[viii]				
A: Voting rights attached to shares				
Class/type of shares ISIN code (if possible)	**Number of voting rights**[ix]		**% of voting rights**	
	Direct (DTR5.1)	**Indirect** (DTR5.2.1)	**Direct** (DTR5.1)	**Indirect** (DTR5.2.1)
Equity: GB0007188757	50,189,289	NIL	4.00183%	NIL
ADR: US7672041008	162,246	NIL	0.01293%	NIL
SUBTOTAL 8. A	50,351,535		4.01476%	

B 1: Financial Instruments according to DTR5.3.1R (1) (a)				
Type of financial instrument	**Expiration date**[x]	**Exercise/ Conversion Period**[xi]	**Number of voting rights that may be acquired if the instrument is exercised/converted.**	**% of voting rights**
		SUBTOTAL 8. B 1		

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)					
Type of financial instrument	**Expiration date**[x]	**Exercise/ Conversion Period** [xi]	**Physical or cash settlement**[xii]	**Number of voting rights**	**% of voting rights**
			SUBTOTAL 8.B.2

Notice to ASX/LSE 9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”) Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii X Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary) Namexv % of voting rights if it equals or is higher than the notifiable threshold % of voting rights through financial instruments if it equals or is higher than the notifiable threshold Total of both if it equals or is higher than the notifiable threshold 10. In case of proxy voting, please identify: Name of the proxy holder The number and % of voting rights held The date until which the voting rights will be held 11. Additional informationxvi Place of completion Melbourne Date of completion 09/10/2025

Notice to ASX/LSE LEI: 213800YOEO5OQ72G2R82 Classification: 2.3: Major shareholding notifications Contacts Please direct all enquiries to media.enquiries@riotinto.com 0BMedia Relations, 1BUnited Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 2BMedia Relations, 3BAustralia Matt Chambers M +61 433 525 739 Bruce Tobin  M +61 419 103 454 Rachel Pupazzoni M +61 438 875 469 4BMedia Relations, 5BCanada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 6BInvestor Relations, 7BUnited Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 8BInvestor Relations, 9BAustralia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780 10BMedia Relations, 11BUS and Latin America Jesse Riseborough M +1 202 394 9480 12BRio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 13BRio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

Notice to ASX/LSE riotinto.com